UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated May 7, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 7, 2019

Chairman of the Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Chairman of Telecom Argentina S.A (“Telecom Argentina” or “the Company”), with registered office at Av. Alicia Moreau de Justo 50, City of Buenos Aires, in order to inform you that today the Company has submitted a proposal for an export credit facility for an amount up to U$S 96,000,000.00 (the “Facility”) to the following entities: (i) Banco Santander, S.A. and JPMorgan Chase Bank, N.A., London Branch, as initial lenders, mandated lead arrangers and residual risk guarantors, (ii) JPMorgan Chase Bank, N.A., London Branch, as facility agent and as the ECA bank (iii) Banco Santander, S.A. as documentation bank and (iv) Banco Santander Río S.A. as onshore custody agent, which was accepted on the same date.

The Facility will be guaranteed by the official export credit agency of Finland, Finnvera plc (“Finnvera”), which will grant a guarantee in favor of the lenders regarding the Facility and subject to the terms and conditions established by Finnvera (the “Finnvera Guarantee”).

The financing consists of an “A” tranche, under which the loans of tranche A (“Tranche A Loans”) will be disbursed, and a “B” tranche, under which the loans of tranche B (“Tranche B Loans”) will be disbursed. The principal amount disbursed and outstanding under each tranche of the Facility will mature 84 months after the starting point of the credit, which in the case of Tranche A Loans is November 7, 2018, and in the case of Tranche B Loans is November 7, 2019 and shall be payable in 14 equal and consecutive semi-annual installments, on each repayment date as of May 7, 2019, in the case of Tranche A Loans, and as of May 7, 2020, in the case of Tranche B Loans. Additionally, the outstanding principal will accrue interest at an annual rate equivalent to LIBOR plus an applicable margin of 1.04%, that will be payable semi-annually, in arrears.

It is informed that the proceeds of the loans under the Facility will be used to finance (A) up to eighty five percent (85%) of the payments made or to be made by the Company to the Suppliers under the Supply Agreement (as defined in the Facility), for goods and services originated outside of Argentina and delivered during the applicable delivery period, (B) the portion of the payments made or to be made by the Company to the Suppliers under the Supply Agreement for goods and services originated in Argentina and subject to certain limits and conditions established by Finnvera, and (C) with respect to the first borrowing of Tranche A Loans and Tranche B Loans, the total payment of the applicable premium payable to Finnvera equivalent to 7.82% of the total amount committed by the lenders under the Facility.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 8, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations